U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL

BUSINESS ISSUERS

UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-51494

Wentworth II, Inc.

(Name of Small Business Issuer in its charter)

Delaware	84-1581779
(State or other jurisdiction of	(I.R.S. employer
incorporation or formation)	identification number)

936A Beachland Blvd., Suite 13
Vero Beach, FL	32963
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: (772) 231-7544

Securities to be registered under Section 12(b) of the Act: none

Securities to be registered under Section 12(g) of the Exchange Act:

Title of each class	Name of Exchange on which to be so
registered each class is to be registered

Common Stock, $.01	N/A

Copies to:
Feldman Weinstein LLP
420 Lexington Avenue
Suite 2620
New York, NY 10170
Attn: David N. Feldman, Esq.
Tel: (212) 869-7000
Fax: (212) 997-4242

ITEM 1. DESCRIPTION OF BUSINESS

(a) Business Development

Wentworth II, Inc. (the "Company", the "Registrant", “we”, “us” or “our”) was incorporated in the State of Delaware on March 7, 2001. Since our inception, we have been engaged in organizational efforts and obtaining initial financing. We were formed as a vehicle to pursue a business combination.

On December 12, 2001, the Company filed a registration statement on Form SB-2 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”). The SEC declared the Registration Statement effective on August 6, 2002. The offering conducted pursuant to the Registration Statement was conducted under Rule 419 (“Rule 419”) of the Securities Act of 1933, as amended (the “Securities Act”). Rule 419 requires the securities purchased by investors and the funds received in the offering to be deposited and held in an escrow account until an acquisition is completed. The Company may withdraw up to 10% of the funds to cover expenses incurred in its search for a business combination. Further, such business combination must be consummated within 18 months from the effective date of the Registration Statement. Before a merger, acquisition or other business combination can be completed and before the remainder of the investors' funds can be released to us and certificates representing the securities sold in the offering can be released to the investors, the Company is required to update the Registration Statement with a post-effective amendment. Within five days after the effective date of the post-effective amendment, the Company is required to furnish investors with a prospectus. The prospectus, which is part of the post-effective amendment, shall contain a reconfirmation of the offering and information regarding the acquisition candidate and its business, including the terms and conditions of the acquisition and audited financial statements of the acquisition candidate. Investors will have no less than 20 and no more than 45 business days from the effective date of the post-effective amendment to decide to reconfirm their investment and remain an investor or, alternately, to require the return of their funds, plus interest, from escrow. Investors not making a decision within 45 business days will automatically have their escrowed funds returned, plus interest. If the Company does not complete an acquisition meeting its specified criteria within 18 months of the date of this prospectus, all of the funds in the escrow account will be returned to investors, plus interest. Thus, if the offering period extends to its 90-day limit, the Company will have only 15 months in which to consummate a merger or acquisition.

In accordance with Rule 419, the Company sold 50,000 shares of its common stock, par value $.01 per share (the “Common Stock”) to investors at a purchase price of $1 per share. The Company incurred $29,563 in expenses and deposited the net proceeds, along with the securities purchased by the investors, into an escrow account, as required by Rule 419. The Company withdrew 10% of the net proceeds to cover its expenses. On February 6, 2003, the Company entered into a merger agreement to acquire Natural Golf Corporation, a privately held company in the golf instructional business. However, in July 2003, the merger agreement was terminated by mutual consent, and pursuant to the termination agreement, the Company received $45,000 from Natural Golf.

In December 2003, the Company determined it would not be able to consummate a merger, acquisition or other business combination within the 18-month time frame provided by Rule 419. Accordingly, the Company returned the funds in the escrow account to investors, and the shares of Common Stock were cancelled.

(b) Business of Issuer

The Company, based on proposed business activities, is a "blank check" company. The SEC defines those companies as "any development stage company that is issuing a penny stock, within the meaning of Section 3 (a)(51) of the Exchange Act of 1934, as amended (the “Exchange Act”), and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies." Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have successfully concluded a business combination. The Company intends to comply with the periodic reporting requirements of the Exchange Act for so long as we are subject to those requirements.

The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation and, to a lesser extent, that desires to employ our funds in its business. The Company’s principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings. The Company will not restrict its potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

The analysis of new business opportunities has and will be undertaken by or under the supervision of the Company’s sole officer and director. At present, we contemplate that at least one of the finders of business combinations for the Company will be Keating Securities, LLC, a Delaware limited liability company and a registered broker-dealer. Timothy J. Keating, who currently owns 50% of our issued and outstanding Common Stock and is also the son of Kevin R. Keating, our President, is the Managing Member of, and holds approximately a 54% interest in, Keating Securities, LLC. Any other finder utilized by the Company will be a registered broker-dealer, or exempt from such registration in connection with its activities related to us, in accordance with the requirements of the SEC. There is currently no signed agreement between Keating Securities, LLC and the Company. Given our limited cash resources, we anticipate that any fees to be paid to finders will be paid in equity of the Company or through the cash resources of the target company. These fees will likely be negotiated among the business combination target, the finder and us as part of any business combination agreement. We do not intend to enter into any arrangement with a finder obligating us to make any payments in the absence of a consummated business acquisition. As a result, it is not possible for us to currently estimate our costs in respect of any finder's fees.

As of this date the Company has not entered into any definitive agreement with any party, nor have there been any specific discussions with any potential business combination candidate regarding business opportunities for the Company. The Registrant has unrestricted flexibility in seeking, analyzing and participating in potential business opportunities. In its efforts to analyze potential acquisition targets, the Registrant will consider the following kinds of factors:

(a)  Potential for growth, indicated by new technology, anticipated market expansion or new products;

(b) Competitive position as compared to other firms of similar size and experience within the industry segment as well as within the industry as a whole;

(c)  Strength and diversity of management, either in place or scheduled for recruitment;

(d)  Capital requirements and anticipated availability of required funds, to be provided by the Registrant or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;

(e)  The cost of participation by the Registrant as compared to the perceived tangible and intangible values and potentials;

(f)  The extent to which the business opportunity can be advanced;

(g)  The accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items; and

(h)  Other relevant factors.

In applying the foregoing criteria, no one of which will be controlling, management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Due to the Registrant's limited capital available for investigation, the Registrant may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

FORM OF ACQUISITION

The manner in which the Registrant participates in an opportunity will depend upon the nature of the opportunity, the respective needs and desires of the Registrant and the promoters of the opportunity, and the relative negotiating strength of the Registrant and such promoters.

It is likely that the Registrant will acquire its participation in a business opportunity through the issuance of common stock or other securities of the Registrant. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), depends upon the issuance to the stockholders of the acquired company of at least 80 percent of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Code, all prior stockholders would in such circumstances retain 20% or less of the total issued and outstanding shares. Under other circumstances, depending upon the relative negotiating strength of the parties, prior stockholders may retain substantially less than 20% of the total issued and outstanding shares. This could result in substantial additional dilution to the equity of those who were stockholders of the Registrant prior to such reorganization.

The present stockholders of the Registrant will likely not have control of a majority of the voting shares of the Registrant following a reorganization transaction. As part of such a transaction, all or a majority of the Registrant's directors may resign and new directors may be appointed without any vote by stockholders.

In the case of an acquisition, the transaction may be accomplished upon the sole determination of management without any vote or approval by stockholders. In the case of a statutory merger or consolidation directly involving the Company, it will likely be necessary to call a stockholders' meeting and obtain the approval of the holders of a majority of the outstanding shares. The necessity to obtain such stockholder approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders. Most likely, management will seek to structure any such transaction so as not to require stockholder approval.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to the Registrant of the related costs incurred.

We presently have no employees apart from our management. Our sole officer and director is engaged in outside business activities and anticipates he will devote to our business only several hours per week until the acquisition of a successful business opportunity has been consummated. We expect no significant changes in the number of our employees other than such changes, if any, incident to a business combination.

(c) Reports to security holders.

(1) The Company is not required to deliver an annual report to security holders and at this time does not anticipate the distribution of such a report.

(2) The Company will file reports with the SEC. The Company will be a reporting company and will comply with the requirements of the Securities Exchange Act of 1934, as amended.

(3) The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. Our principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings. The Company will not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

The Company does not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing business combinations for the next 12 months and beyond such time will be paid with money in our treasury.

During the next twelve months we anticipate incurring costs related to:

(i)	filing of Exchange Act reports, and
(ii)	costs relating to consummating an acquisition.

We believe we will be able to meet these costs through use of funds in our treasury, through deferral of fees by certain service providers and additional amounts, as necessary, to be loaned to or invested in us by our stockholders, management or other investors.

The Company may consider a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in a public offering.

Kevin R. Keating, our sole officer and director, has not had any preliminary contact or discussions with any representative of any other entity regarding a business combination with us. Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

The Company anticipates that the selection of a business combination will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our management believes that there are numerous firms seeking even the limited additional capital which we will have and/or the perceived benefits of becoming a publicly traded corporation. Such perceived benefits of becoming a publicly traded corporation include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of and investors in a business, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock. Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

RISK FACTORS

An investment in the Company is highly speculative in nature and involves an extremely high degree of risk.

There may be conflicts of interest between our management and our non-management stockholders.

Conflicts of interest create the risk that management may have an incentive to act adversely to the interests of other investors. A conflict of interest may arise between our management's personal pecuniary interest and its fiduciary duty to our stockholders. Further, our management's own pecuniary interest may at some point compromise its fiduciary duty to our stockholders.

Additionally, we contemplate that at least one of the finders of business combinations for the Company will be Keating Securities, LLC. Timothy J. Keating, who currently owns 50% of our issued and outstanding Common Stock and is also the son of Kevin R. Keating, our President, is the Managing Member of, and holds approximately a 54% interest in, Keating Securities, LLC.

Our business is difficult to evaluate because we have no operating history.

As the Company has no operating history or revenue and only minimal assets, there is a risk that we will be unable to continue as a going concern and consummate a business combination. The Company has had no recent operating history nor any revenues or earnings from operations since inception. We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in our incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business opportunity. We cannot assure you that we can identify a suitable business opportunity and consummate a business combination.

There is competition for those private companies suitable for a merger transaction of the type contemplated by management.

The Company is in a highly competitive market for a small number of business opportunities which could reduce the likelihood of consummating a successful business combination. We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including small public companies and venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us. Nearly all these entities have significantly greater financial resources, technical expertise and managerial capabilities than we do; consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. These competitive factors may reduce the likelihood of our identifying and consummating a successful business combination.

Future success is highly dependent on the ability of management to locate and attract a suitable acquisition.

The nature of our operations is highly speculative and there is a consequent risk of loss of your investment. The success of our plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, we cannot assure you that we will be successful in locating candidates meeting that criterion. In the event we complete a business combination, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

The Company has no existing agreement for a business combination or other transaction.

We have no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. No assurances can be given that we will successfully identify and evaluate suitable business opportunities or that we will conclude a business combination. Management has not identified any particular industry or specific business within an industry for evaluation. We cannot guarantee that we will be able to negotiate a business combination on favorable terms, and there is consequently a risk that funds allocated to the purchase of our shares will not be invested in a company with active business operations.

Management intends to devote only a limited amount of time to seeking a target company which may adversely impact our ability to identify a suitable acquisition candidate.

While seeking a business combination, management anticipates devoting no more than a few hours per week to the Company's affairs in total. Our officer has not entered into a written employment agreement with us and is not expected to do so in the foreseeable future. This limited commitment may adversely impact our ability to identify and consummate a successful business combination.

Our stockholders may engage in a transaction to cause the Company to repurchase their shares of Common Stock.

In order to provide an interest in the Company to a third party, our stockholders may choose to cause the Company to sell Company securities to third parties, with the proceeds of such sale being utilized by the Company to repurchase shares of Common Stock held by the stockholders. As a result of such transaction, our management, principal stockholders and Board of Directors may change.

The time and cost of preparing a private company to become a public reporting company may preclude us from entering into a merger or acquisition with the most attractive private companies.

Target companies that fail to comply with SEC reporting requirements may delay or preclude acquisition. Sections 13 and 15(d) of the Exchange Act require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare these statements may significantly delay or essentially preclude consummation of an acquisition. Otherwise suitable acquisition prospects that do not have or are unable to obtain the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

The Company may be subject to further government regulation which would adversely affect our operations.

Although we will be subject to the reporting requirements under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”), since we will not be engaged in the business of investing or trading in securities. If we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. If so, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the SEC as to our status under the Investment Company Act and, consequently, violation of the Investment Company Act could subject us to material adverse consequences.

Any potential acquisition or merger with a foreign company may subject us to additional risks.

If we enter into a business combination with a foreign concern, we will be subject to risks inherent in business operations outside of the United States. These risks include, for example, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders and cultural and language differences. Foreign economies may differ favorably or unfavorably from the United States economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

There is currently no trading market for our Common Stock, and liquidity of Shares of our Common Stock is limited.

Our Common Stock is not registered under the securities laws of any state or other jurisdiction, and accordingly there is no public trading market for our Common Stock. Further, no public trading market is expected to develop in the foreseeable future unless and until the Company completes a business combination with an operating business and the Company thereafter files a registration statement under the Securities Act. Therefore, outstanding shares of our Common Stock cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations. Shares of our Common Stock cannot be sold under the exemptions from registration provided by Rule 144 under or Section 4(1) of the Securities Act, in accordance with the letter from Richard K. Wulff, Chief of the Office of Small Business Policy of the Securities and Exchange Commission’s Division of Corporation Finance, to Ken Worm of NASD Regulation, dated January 21, 2000. This letter provides that certain private transfers of the shares of Common Stock also may be prohibited without registration under federal securities laws. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

We have never paid dividends on our Common Stock.

We have never paid dividends on our Common Stock and do not presently intend to pay any dividends in the foreseeable future. We anticipate that any funds available for payment of dividends will be re-invested into the Company to further its business strategy.

The Company may be subject to certain tax consequences in our business, which may increase our cost of doing business.

We may not be able to structure our acquisition to result in tax-free treatment for the companies or their stockholders, which could deter third parties from entering into certain business combinations with us or result in being taxed on consideration received in a transaction. Currently, a transaction may be structured so as to result in tax-free treatment to both companies, as prescribed by various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to both us and the target entity; however, we cannot guarantee that the business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.

Our business will have no revenues unless and until we merge with or acquire an operating business.

         We are a development stage company and have had no revenues from operations. We may not realize any revenues unless and until we successfully merge with or acquire an operating business.

The Company intends to issue more shares in a merger or acquisition, which will result in substantial dilution.

         Our Certificate of Incorporation authorizes the issuance of a maximum of 40,000,000 shares of Common Stock and a maximum of 10,000,000 shares of preferred stock, par value $.01 per share (the “Preferred Stock”). Any merger or acquisition effected by us may result in the issuance of additional securities without stockholder approval and may result in substantial dilution in the percentage of our Common Stock held by our then existing stockholders. Moreover, the Common Stock issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm’s-length basis by our management, resulting in an additional reduction in the percentage of Common Stock held by our then existing stockholders. Our Board of Directors has the power to issue any or all of such authorized but unissued shares without stockholder approval. To the extent that additional shares of Common Stock or Preferred Stock are issued in connection with a business combination or otherwise, dilution to the interests of our stockholders will occur and the rights of the holders of Common Stock might be materially and adversely affected.

The Company has conducted no market research or identification of business opportunities, which may affect our ability to identify a business to merge with or acquire.

       The Company has neither conducted nor have others made available to us results of market research concerning prospective business opportunities. Therefore, we have no assurances that market demand exists for a merger or acquisition as contemplated by us. Our management has not identified any specific business combination or other transactions for formal evaluation by us, such that it may be expected that any such target business or transaction will present such a level of risk that conventional private or public offerings of securities or conventional bank financing will not be available. There is no assurance that we will be able to acquire a business opportunity on terms favorable to us. Decisions as to which business opportunity to participate in will be unilaterally made by our management, which may act without the consent, vote or approval of our stockholders.

Because we may seek to complete a business combination through a “reverse merger”, following such a transaction we may not be able to attract the attention of major brokerage firms.

Additional risks may exist since we will assist a privately held business to become public through a “reverse merger.” Securities analysts of major brokerage firms may not provide coverage of our Company since there is no incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of our post-merger company in the future.

We cannot assure you that following a business combination with an operating business, our common stock will be listed on NASDAQ or any other securities exchange.

Following a business combination, we may seek the listing of our Common Stock on NASDAQ or the American Stock Exchange. However, we cannot assure you that following such a transaction, we will be able to meet the initial listing standards of either of those or any other stock exchange, or that we will be able to maintain a listing of our Common Stock on either of those or any other stock exchange. After completing a business combination, until our Common Stock is listed on the NASDAQ or another stock exchange, we expect that our Common Stock would be eligible to trade on the OTC Bulletin Board, another over-the-counter quotation system, or on the “pink sheets,” where our stockholders may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our Common Stock. In addition, we would be subject to an SEC rule that, if it failed to meet the criteria set forth in such rule, imposes various practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. Consequently, such rule may deter broker-dealers from recommending or selling our Common Stock, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital following a business combination.

Authorization of Preferred Stock.

Our Certificate of Incorporation authorizes the issuance of up to 10,000,000 shares of Preferred Stock with designations, rights and preferences determined from time to time by its Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although we have no present intention to issue any shares of its authorized preferred stock, there can be no assurance that the Company will not do so in the future.

This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

These forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

ITEM 3. DESCRIPTION OF PROPERTY.

  The Company neither rents nor owns any properties. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.

	Amount and
	Nature of
Name and	Beneficial	Percentage
Address	Ownership	of Class

Kevin R. Keating (1)
936A Beachland Boulevard
Suite 13
Vero Beach, FL 32963	30,000	5%

Timothy J. Keating (2)
5251 DTC Parkway
Suite 1090
Greenwood Village, CO 80111	300,000	50%

Luca Toscani
5251 DTC Parkway
Suite 1090
Greenwood Village, CO 80111	180,000	30%

Margie L. Blackwell
5251 DTC Parkway
Suite 1090
Greenwood Village, CO 80111	30,000	5%

Kyle L. Rogers
5251 DTC Parkway
Suite 1090
Greenwood Village, CO 80111	30,000	5%

Michael J. Keating (3)
5251 DTC Parkway
Suite 1090
Greenwood Village, CO 80111	30,000	5%

All Officers and	300,000	50%
Directors as a group

(1)	Kevin R. Keating is the President, Secretary and sole director of the Company.
(2)	Timothy J. Keating is the son of Kevin R. Keating and the brother of Michael J. Keating.
(3)	Michael J. Keating is the son of Kevin R. Keating and the brother of Timothy J. Keating.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

(a) Identification of Directors and Executive Officers.

A. Identification of Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	Age	Position

Kevin R. Keating	66	President, Secretary and Director

Mr.  Keating is an investment executive and for the past twelve years has been the Branch Manager of the Vero Beach, Florida, office of Brookstreet Securities Corporation.  Brookstreet is a full-service, national network of independent investment professionals.  Mr. Keating services the investment needs of private clients with special emphasis on equities.  For more than 35 years, he has been engaged in various aspects of the investment brokerage business.  Mr. Keating began his Wall Street career with the First Boston Company in New York in 1965. From 1967 through 1974, he was employed by several institutional research boutiques where he functioned as Vice President Institutional Equity Sales. From 1974 until 1982, Mr. Keating was the President and Chief Executive Officer of Douglas Stewart, Inc., a New York Stock Exchange member firm. Since 1982, he has been associated with a variety of firms as a registered representative servicing the needs of individual investors. Mr. Keating is also the manager and sole member of Vero Management, LLC, which has a management agreement with the Company.

Additionally, Mr. Keating is currently an officer, director or major shareholder of the following companies.

➢
Mr. Keating is currently a director and shareholder of 99 Cent Stuff, Inc. 99 Cent Stuff completed a merger with iVideoNow, Inc. in September, 2003. Mr. Keating has been a director and shareholder of 99 Cent Stuff and its predecessor, iNowVideo, since December, 2001. Mr. Keating was also an officer of iNowVideo from December 2001 until September, 2003. 99 Cent Stuff is currently quoted on the OTC BB under the symbol NNCT.

➢
Mr. Keating is currently a director and shareholder of Blue Holdings, Inc. Blue Holdings completed a merger with Marine Jet Technology, Inc. in April, 2005. Mr. Keating has been a director and shareholder of Blue Holdings and its predecessor, Marine Jet, since February 2005. Mr. Keating was also an officer of Marine Jet from February 2005 until April 2005.

➢
Mr. Keating is currently a director and shareholder of People’s Liberation Inc. People’s Liberation completed a merger with Century Pacific Financial Inc. in November, 2005. Mr. Keating has been a director and shareholder of People’s Liberation and its predecessor, Century Pacific, since February, 2005. Mr. Keating was also an officer of Century Pacific from February, 2005 until November, 2005. People’s Liberation is currently quoted on the OTC BB under the symbol PPLB.

➢
Mr. Keating is currently an officer, director and shareholder of Qorus.com, Inc. Mr. Keating became an officer, director and shareholder of Qorus, Inc. in June, 2004. Qorus is currently quoted on the OTC BB under the symbol QRUS. Qorus is currently a reporting company with nominal assets and limited operations.

➢
Mr. Keating is currently an officer, director and shareholder of Multi Link Telecommunications, Inc. Mr. Keating became an officer, director and shareholder of Multi Link Tele-communication, Inc. in March, 2005. Multi Link is currently quoted on the OTC BB under the symbol MLNK.

➢
Mr. Keating is currently an officer, director and shareholder of Cyber Merchants Exchange, Inc. Mr. Keating became an officer and director of Cyber Merchants Exchange, Inc. in September, 2005. Cyber Merchants is currently quoted on the OTC BB under the symbol CMXG. Cyber Merchants is currently a reporting company with nominal assets and limited operations.

➢
Mr. Keating is currently an officer, director and shareholder of Applied Spectrum Technologies, Inc. Mr. Keating became an officer and director of Applied Spectrum Technologies, Inc. in December, 2005. Applied Spectrum is currently quoted on the OTC BB under the symbol APSP. Applied Spectrum is currently a reporting company with nominal assets and limited operations.

The term of office of each director expires at the Company's annual meeting of stockholders or until their successors are duly elected and qualified. Directors are not compensated for serving as such. Officers serve at the discretion of the Board of Directors.

B. Significant Employees. None.

C. Family Relationships. At present, we contemplate that at least one of the finders of business combinations for the Company will be Keating Securities, LLC, a Delaware limited liability company and a registered broker-dealer. Timothy J. Keating, who currently owns 50% of our issued and outstanding Common Stock and is also the son of Kevin R. Keating, our President, is the Managing Member of, and holds approximately a 54% interest in, Keating Securities, LLC. Michael J. Keating is the son of Kevin R. Keating and the brother of Timothy J. Keating.

D. Involvement in Certain Legal Proceedings. There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

E. The Board of Directors acts as the Audit Committee and the Board has no separate committees. The Company has no qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert. The Company intends to continue to search for a qualified individual for hire.

PRIOR BLANK CHECK COMPANY EXPERIENCE

As indicated below, members of the management also serve as officers and directors of:

Name	Filing Date Registration Statement	Operating Status	SEC File Number	Pending Business Combinations	Additional Information

Catalyst Lighting Group, Inc. (formerly Wentworth III, Inc.)	December 13, 2001	Wentworth III, Inc. was a Rule 419 Blank Check company and was acquired by Catalyst Lighting Group, Inc. in August 2003. Catalyst Lighting Group, Inc. deregistered on December 27, 2005.	333-75044	None.	Kevin R. Keating served as officer, director and shareholder from April 2001 until the present.
AeroGrow International, Inc. (formerly Wentworth I, Inc.)	March 7, 2006	Wentworth I, Inc. was a Rule 419 Blank Check company and completed a merger with and into AeroGrow International, Inc. on February 24, 2006.	000-50888	None.
Kevin Keating served as officer, director and shareholder since inception. Upon the merger with AeroGrow International, Inc., Mr. Keating ceased to be an officer or director. Mr. Keating remains a shareholder.

ITEM 6. EXECUTIVE COMPENSATION.

Our officer and director has not received any cash remuneration since inception. Officers will not receive any remuneration upon completion of the offering until the consummation of an acquisition. No remuneration of any nature has been paid for or on account of services rendered by a director in such capacity. Our officer and director intends to devote only a few hours a week to our affairs.

It is possible that, after the Company successfully consummates a business combination with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of our management for the purposes of providing services to the surviving entity. However, the Company has adopted a policy whereby the offer of any post-transaction employment to members of management will not be a consideration in our decision whether to undertake any proposed transaction.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this table, or otherwise.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

ITEM 8. DESCRIPTION OF SECURITIES.

(a) Common or Preferred Stock.

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 50,000,000 shares of capital stock, of which 40,000,000 are shares of Common Stock, par value $.01 per share and 10,000,000 are shares of Preferred Stock, par value $.01 per share. As of June 6, 2006, 600,000 shares of Common Stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 10-SB.

(b) Debt Securities.

On May 30, 2002, the Company issued a 6% promissory note payable for $1,000 to Kevin R. Keating, the sole officer, director and stockholder of the Company (the “Note”). The Note and all accrued interest mature upon the approval of a merger or acquisition by both the SEC and the stockholders of the Company. The Note holder forgave all accrued interest accrued during 2003, 2004 and 2005.

(c) Other Securities To Be Registered. None.

PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a) Market Information. The Company's Common Stock is not trading on any stock exchange. The Company is not aware of any market activity in its stock since its inception through the date hereof.

(b) Holders. As of June 6, 2006, there are six record holders of 600,000 shares of the Company's Common Stock.

(c) Dividends. The Registrant has not paid any cash dividends to date and does not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Registrant's business.

ITEM 2. LEGAL PROCEEDINGS.

There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There are not and have not been any disagreements between the Registrant and its accountants on any matter of accounting principles, practices or financial statement disclosure.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

The Registrant issued 150,000 shares of Common Stock on October 9, 2001, to two accredited investors, for aggregate cash consideration of $7,500. The Registrant sold these shares of Common Stock under the exemption from registration provided by Section 4(2) of the Securities Act.

On May 31, 2006, the Company issued 450,000 shares of Common Stock to five individuals as compensation for services to the Company.

The purchaser of the Company’s securities represented in writing that it is an “accredited investor” and that it acquired the securities for its own account. A legend was placed on the stock certificates stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom, but may not be sold pursuant to the exemptions provided by Section 4(1) of the Securities Act or Rule 144 under the Securities Act, in accordance with the letter from Richard K. Wulff, Chief of the Office of Small Business, to Ken Worm of NASD Regulation, Inc., dated January 21, 2000.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, a vote of stockholders or disinterested directors or otherwise.

The Company’s Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

The Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

• any breach of the director's duty of loyalty to the corporation or its stockholders;
• acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
• payments of unlawful dividends or unlawful stock repurchases or redemptions; or
• any transaction from which the director derived an improper personal benefit.

        The Company’s Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

PART F/S

INDEX TO FINANCIAL STATEMENTS

PAGE

Balance Sheet - As of March 31, 2006 (Unaudited)	F-1

Statements of Operations - For the Three Month Period Ended March 31, 2006 and 2005, and for the period from March 7, 2001 (Date of Inception) to March 31, 2006 (Unaudited)	F-2

Statements of Cash Flows - For the Three Month Period Ended March 31, 2006 and 2005, and for the period from March 7, 2001 (Date of Inception) to March 31, 2006 (Unaudited)	F-3

Notes to Financial Statements	F-4

WENTWORTH II, INC.
(A Development Stage Company)
BALANCE SHEET
As of March 31, 2006
(Unaudited)

ASSETS
Current Assets
Cash	$383

Total Current Assets	383

Total Assets	$383

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts payable	$12,240
Due to officer	1,050

Total Current Liabilities	13,290

Stockholders’ Deficit
Preferred stock undesignated; $0.01 par value, 10,000,000
shares authorized, no shares issued or outstanding	-
Common stock; $0.01 par value, 40,000,000 shares
authorized, 150,000 shares issued and outstanding	1,500
Additional paid in capital	6,000
Deficit accumulated during the development stage	(20,407)

Total Stockholders’ Deficit	(12,907)

Total Liabilities and Stockholders’ Deficit	$383

The accompanying notes are an integral part of these financial statements.

WENTWORTH II, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months			March 7, 2001(Inception) Through
	Ended March 31,			March 31,
	2006		2005	2006
Revenue	$-		$-	$-

Operating Expenses:

General and administrative expenses	12,390		147	65,420

Loss from operations	(12,390)		(147)	(65,420)

Other Income (Expense):

Interest income	-		-	356
Other income	-		-	45,000
Interest expense	(15)		-	(343)

Net Income (Loss)	$(12,405)		$(147)	$(20,407)

Net income (loss) per share, basic and diluted	$(0.08)	$	(NIL )

Weighted average number of shares
Outstanding, basic and diluted	150,000		150,000

The accompanying notes are an integral part of these financial statements.

WENTWORTH II, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
(Unaudited)

For the Three Months		March 7, 2001(Inception) Through
Ended March 31,		March 31,
2006	2005	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(12,405)	$(147)	$(20,407)
Adjustments to reconcile net loss to net cash
used in operating activities:
Changes in operating assets and liabilities:
Increase in accounts payable	12,240	-	12,240
Increase in due to officer	15	-	1,050
Net cash used in operating activities	(150)	(147)	(7,117)

CASH FLOWS FROM INVESTING ACTIVITIES

Net cash flows from investing activities	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of common stock	-	-	57,500
Cancellation of common stock	-	-	(50,000)

Net cash flows from financing activities	-	-	7,500

Net increase (decrease) in cash	(150)	(147)	383

Cash and cash equivalents, beginning of period	533	918	-

Cash and cash equivalents, end of period	$383	$771	$383

SUPPLEMENTAL INFORMATION

Cash paid for income taxes	$-	$-	$-

Cash paid for interest expense	$-	$-	$293

The accompanying notes are an integral part of these financial statements.

WENTWORTH II, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited condensed financial statements of Wentworth II, Inc. (the "Company") are presented in accordance with the requirements for Form 10-QSB and Regulation S-B. Accordingly, they do not include all of the disclosures required by generally accepted accounting principles. In the opinion of management, all adjustments (all of which were of a normal recurring nature) considered necessary to fairly present the financial position, results of operations, and cash flows of the Company on a consistent basis, have been made.

These results have been determined on the basis of generally accepted accounting principles and practices applied consistently with those used in the preparation of the Company's Annual Financial Statements for the years ending December 31, 2005 and 2004. Operating results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

The Company recommends that the accompanying financial statements for the interim period be read in conjunction with the financial statements and notes for the years ending December 31, 2005 and 2004.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates by management. Actual results could differ from these estimates.

Income Taxes - The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” which requires the recognition of deferred tax liabilities and assets at currently enacted tax rates for the expected future tax consequences of events that have been included in the financial statements or tax returns. A valuation allowance is recognized to reduce the net deferred tax asset to an amount that is more likely than not to be realized. The tax provision shown on the accompanying statement of operations is zero since the deferred tax asset generated from the net operating loss is offset in its entirety by a valuation allowance. State minimum taxes are expensed as incurred.

Cash and Cash Equivalents, and Restricted Cash - Cash and cash equivalents, if any, include all highly liquid debt instruments with an original maturity of three months or less at the date of purchase.

WENTWORTH II, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 1 - BASIS OF PRESENTATION (continued)

Fair Value of Financial Instruments - Cash and current liabilities are recorded in the financial statements at cost, which approximates fair market value because of the short-term maturity of those instruments.

Net Income (Loss) Per Share - Basic earnings per share (EPS) is calculated by dividing the income or loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The Company currently has no dilutive securities and as such, basic and diluted earnings per share are the same for all periods presented.

Comprehensive Income (Loss) - Comprehensive income is defined as all changes in stockholders’ equity (deficit), exclusive of transactions with owners, such as capital investments. Comprehensive income includes net income or loss, changes in certain assets and liabilities that are reported directly in equity such as translation adjustments on investments in foreign subsidiaries and unrealized gains (losses) on available-for-sale securities. For the three months ended March 31, 2006 and 2005 and for the period from March 7, 2001 (inception) to March 31, 2006, the Company’s comprehensive loss was the same as its net loss.

Recently Issued Accounting Pronouncements

Statement No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (Issued 5/03)

This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

Statement No. 153 Exchanges of Non-monetary Assets (an amendment of APB Opinion No. 29)

The guidance in APB Opinion No. 29, Accounting for Non-monetary Transactions, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, includes certain exceptions to the principle. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assts and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

WENTWORTH II, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1 - BASIS OF PRESENTATION (continued)

Statement No. 123R Accounting for Stock-Based Compensation

In December 2004 the FASB issued a revised Statement 123 (SFAS 123R), “Accounting for Stock-Based Compensation” requiring public entities to measure the cost of employee services received in exchange for an award of equity instruments based on grant date fair value. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award — usually the vesting period.

FASB Interpretation No. 47 Accounting for Conditional Asset Retirement Obligations

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provision is effective no later than the end of fiscal years ending after December 15, 2005. The Company will adopt FIN 47 beginning the first quarter of fiscal year 2006.

Statement No. 154 Accounting Changes and Error Corrections

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154") which replaces Accounting Principles Board Opinions No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements-An Amendment of APB Opinion No. 28." SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and a correction of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by the Company in the first quarter of 2006.

WENTWORTH II, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1 - BASIS OF PRESENTATION (continued)

Statement No. 155 Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments ( SFAS No. 155 ), which amends Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ( SFAS No. 133 ) and Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ( SFAS No. 140 ). SFAS No. 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or hybrid financial instruments containing embedded derivatives.

Statement No. 156 Accounting for Servicing of Financial Assets

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets ( SFAS No. 156 ), which amends FASB Statement No. 140 ( SFAS No. 140 ). SFAS 156 may be adopted as early as January 1, 2006, for calendar year-end entities, provided that no interim financial statements have been issued. Those not choosing to early adopt are required to apply the provisions as of the beginning of the first fiscal year that begins after September 15, 2006 (e.g., January 1, 2007, for calendar year-end entities). The intention of the new statement is to simplify accounting for separately recognized servicing assets and liabilities, such as those common with mortgage securitization activities, as well as to simplify efforts to obtain hedge-like accounting. Specifically, the FASB said FAS No. 156 permits a servicer using derivative financial instruments to report both the derivative financial instrument and related servicing asset or liability by using a consistent measurement attribute, or fair value.

The adoption of these new Statements is not expected to have a material effect on the Company’s current financial position, results or operations, or cash flows.

NOTE 2 - RELATED PARTY TRANSACTIONS

During 2002, the Company borrowed $1,000 from its president. The amount loaned plus interest at 6% is due and payable upon the approval of a Wentworth II, Inc. merger or acquisition by both the Securities and Exchange Commission and the Wentworth II, Inc. shareholders. For the years ended 2003, 2004 and 2005, no interest was accrued by an agreement with the Company’s president. For each of the year to date periods ended March 31, 2006 and 2005, interest expense of $15 and $0, respectively, was included in operations.

INDEX TO FINANCIAL STATEMENTS

PAGE

Report of Independent Registered Public Accounting Firm	F-8

Balance Sheets- As of December 31, 2005 and 2004	F-9

Statements of Operations - For the Years Ended December 31, 2005 and 2004, and for the
period from March 7, 2001 (Date of Inception) to December 31, 2005	F-10

Statement of Changes in Stockholders’ Equity (Deficit) - For the Period from March 7, 2001
(Date of Inception) to December 31, 2005	F-11

Statements of Cash Flows - For the Year Ended December 31, 2005 and 2004, and for the period from
March 7, 2001 (Date of Inception) to December 31, 2005	F-12

Notes to Financial Statements	F-13

De Joya Griffith & Company, LLC
Certified Public Accountants
6330 McLeod Drive, Suite 1
Las Vegas, NV 89120
702.563.1600 (tel)
702.920.8049 (fax)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheets of Wentworth II, Inc. as of December 31, 2005 and 2004, and the related statements of operations, stockholders’ deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wentworth II, Inc. as of December 31, 2005 and 2004, and the results of its operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, debt currently in default, and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

De Joya Griffith & Company, LLC
Las Vegas, NV
March 18, 2006

WENTWORTH II, INC.
(A Development Stage Company)
BALANCE SHEET
As of
DECEMBER 31,

	2005	2004
ASSETS
Current Assets
Cash	$533	$918

Total Current Assets	533	918

Total Assets	$533	$918

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current Liabilities
Due to officer	$1,035	$1,035

Total Current Liabilities	1,035	1,035

Stockholders’ Deficit
Preferred stock undesignated; $0.01 par value,
10,000,000 shares authorized, no shares
issued or outstanding	-	-
Common stock; $0.01 par value, 40,000,000
shares authorized, 150,000 shares issued
and outstanding	1,500	1,500
Additional paid in capital	6,000	6,000
Deficit accumulated during the development stage	(8,002)	(7,617)

Total Stockholders’ Deficit	(502)	(117)

Total Liabilities and Stockholders’ Deficit	$533	$918

The accompanying notes are an integral part of these financial statements.

WENTWORTH II, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS

		For the Year Ended		For the Year Ended	March 7, 2001(Inception) Through
		December 31,		December 31,	December 31,
		2005		2004	2005
Revenue		$-		$-	$-

Operating Expenses:

General and administrative expenses		385		400	53,030

Loss from operations		(385)		(400)	(53,030)

Other Income (Expense):

Interest income		-		3	356
Other income		-		-	45,000
Interest expense		-		-	(328)

Net Income (Loss)		$(385)		$(397)	$(8,002)

Net income (loss) per share, basic and diluted	$	(NIL )	$	(NIL )

Weighted average number of shares
Outstanding, basic and diluted		150,000		150,000

The accompanying notes are an integral part of these financial statements.

WENTWORTH II, INC.
(A Development Stage Company)
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE PERIOD OF MARCH 7, 2001 (INCEPTION) TO DECEMBER 31, 2005

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders’ Equity
	Shares	Amount	Capital	Deficit	(Deficit)

Issuance of common stock for cash
at $0.05 per share	150,000	$1,500	$6,000	$-	$7,500
Net loss for the period
March 7, 2001 (Inception) to
December 31, 2001	-	-	-	(1,322)	(1,322)
Balance, December 31, 2001	150,000	1,500	6,000	(1,322)	6,178

Proceeds from sale of common
stock for cash in public offering
at $1.00 per share, net of
$29,563 in offering costs	50,000	500	19,937	-	20,437
Net loss for the year ended
December 31, 2002	-	-	-	(18,525)	(18,525)
Balance, December 31, 2002	200,000	2,000	25,937	(19,847)	8,090

Cancellation of common stock
from 2002 public offering	(50,000)	(500)	(19,937)	-	(20,437)
Net income for the year ended
December 31, 2003	-	-	-	12,627	12,627
Balance, December 31, 2003	150,000	1,500	6,000	(7,220)	280

Net loss for the year ended
December 31, 2004	-	-	-	(397)	(397)
Balance, December 31, 2004	150,000	1,500	6,000	(7,617)	(117)

Net loss for the year ended
December 31, 2005	-	-	-	(385)	(385)
Balance, December 31, 2005	150,000	$1,500	$6,000	$(8,002)	$(502)

The accompanying notes are an integral part of these financial statements.

WENTWORTH II, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS

For the Year Ended	For the Year Ended	March 7, 2001(Inception) Through
December 31,	December 31,	December 31,
2005	2004	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(385)	$(397)	$(8,002)
Adjustments to reconcile net loss to net cash
used in operating activities:
Changes in operating assets and liabilities:
Increase (decrease) in accounts payable	-	(392)	-
Increase in due to officer	-	-	1,035
Net cash used in operating activities	(385)	(789)	(6,967)

CASH FLOWS FROM INVESTING ACTIVITIES

Net cash flows from investing activities	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of common stock	-	-	57,500
Cancellation of common stock	-	-	(50,000)

Net cash flows from financing activities	-	-	7,500

Net increase (decrease) in cash	(385)	(789)	533

Cash and cash equivalents, beginning of period	918	1,707	-

Cash and cash equivalents, end of period	$533	$918	$533

SUPPLEMENTAL INFORMATION

Cash paid for income taxes	$-	$-	$-

Cash paid for interest expense	$-	$-	$293

The accompanying notes are an integral part of these financial statements.

WENTWORTH II, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION, OPERATIONS AND GOING CONCERN

Wentworth II, Inc. (the "Company") was incorporated in the State of Delaware on March 7, 2001 for the purpose of raising capital that is intended to be used in connection with a merger, acquisition or other business combination with an operating business. On October 9, 2001, the Company issued 150,000 shares of $.01 par value common stock for $.05 per share, a total of $7,500. During 2001, the Company filed a registration statement on Form SB-2, under SEC Rule 419, which was declared effective by the Securities and Exchange Commission on August 6, 2002. Under this registration statement on November 4, 2002, the Company sold 50,000 shares of $.01 par value common stock in a public offering for $1.00 per share for gross proceeds of $50,000. The Company incurred $29,563 in expenses of the offering.

The proceeds of the initial public offering as well as the related securities purchased were placed in an escrow account and remained until the consummation of any business combination as required by the Securities and Exchange Commission Rule 419. The Company withdrew only 10% of the funds as working capital in order to seek acquisition opportunities or for other corporate purposes.

The Company is currently in the development stage. All activities of the Company to date relate to its formation, its public offering and subsequent public filings and to finding an acquisition target with which to consummate a business combination.

On February 6, 2003, the Company entered into a merger agreement to acquire Natural Golf, a privately held Illinois company that is in the golf instructional business. This merger was terminated in July 2003 by mutual consent. Pursuant to the termination agreement, the Company received $45,000 from Natural Golf which was recorded as other income.

In December 2003, the Company determined that it would be unable to consummate a business combination within the 18-month time period from the date of the effectiveness of its Registration Statement, as established by Rule 419(e)(2)(iv). As such, the funds in the escrow account were returned to the investors who purchased common stock in the offering and the 50,000 shares were returned to the Company and cancelled.

WENTWORTH II, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1 - ORGANIZATION, OPERATIONS AND GOING CONCERN (continued)

The Company has no revenue from operations to date and has incurred operating losses of $(8,002) since inception. Since inception, the Company has been dependent upon the receipt of capital investment or other financing to fund its continuing activities. The Company has not identified any business combination and therefore, cannot ascertain with any degree of certainty the capital requirements for any particular transaction. In addition, the Company is dependent upon certain related parties to provide continued funding and capital resources. These factors indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements have been presented on the basis of the continuation of the Company as a going concern and do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates by management. Actual results could differ from these estimates.

Income Taxes - The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” which requires the recognition of deferred tax liabilities and assets at currently enacted tax rates for the expected future tax consequences of events that have been included in the financial statements or tax returns. A valuation allowance is recognized to reduce the net deferred tax asset to an amount that is more likely than not to be realized. The tax provision shown on the accompanying statement of operations is zero since the deferred tax asset generated from the net operating loss is offset in its entirety by a valuation allowance. State minimum taxes are expensed as incurred.

Cash and Cash Equivalents, and Restricted Cash - Cash and cash equivalents, if any, include all highly liquid debt instruments with an original maturity of three months or less at the date of purchase.

Fair Value of Financial Instruments - Cash and current liabilities are recorded in the financial statements at cost, which approximates fair market value because of the short-term maturity of those instruments.

WENTWORTH II, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Net Income (Loss) Per Share - Basic earnings per share (EPS) is calculated by dividing the income or loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The Company currently has no dilutive securities and as such, basic and diluted earnings per share are the same for all periods presented.

Comprehensive Income (Loss) - Comprehensive income is defined as all changes in stockholders’ equity (deficit), exclusive of transactions with owners, such as capital investments. Comprehensive income includes net income or loss, changes in certain assets and liabilities that are reported directly in equity such as translation adjustments on investments in foreign subsidiaries and unrealized gains (losses) on available-for-sale securities. During the years ended December 31, 2005 and 2004 and for the period from March 7, 2001 (inception) to December 31, 2005, the Company’s comprehensive loss was the same as its net loss.

Recently Issued Accounting Pronouncements

Statement No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (Issued 5/03)

This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

Statement No. 153 Exchanges of Non-monetary Assets (an amendment of APB Opinion No. 29)

The guidance in APB Opinion No. 29, Accounting for Non-monetary Transactions, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, includes certain exceptions to the principle. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assts and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

WENTWORTH II, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently Issued Accounting Pronouncements (continued)

Statement No. 123R Accounting for Stock-Based Compensation

In December 2004 the FASB issued a revised Statement 123 (SFAS 123R), “Accounting for Stock-Based Compensation” requiring public entities to measure the cost of employee services received in exchange for an award of equity instruments based on grant date fair value. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award — usually the vesting period.

FASB Interpretation No. 47 Accounting for Conditional Asset Retirement Obligations

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provision is effective no later than the end of fiscal years ending after December 15, 2005. The Company will adopt FIN 47 beginning the first quarter of fiscal year 2006.

Statement No. 154 Accounting Changes and Error Corrections

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154") which replaces Accounting Principles Board Opinions No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements-An Amendment of APB Opinion No. 28." SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and a correction of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by the Company in the first quarter of 2006.

The adoption of these new Statements is not expected to have a material effect on the Company’s current financial position, results or operations, or cash flows.

WENTWORTH II, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 3 - STOCKHOLDERS’ EQUITY (DEFICIT)

The Company’s Certificate of Incorporation authorizes the issuance of 50,000,000 shares of stock. They are divided into 10,000,000 shares of preferred stock and 40,000,000 shares of common stock. At December 31, 2005 and 2004, none of the preferred stock has been issued. However, such preferred shares may later be issued in such series with whatever preferences as may be determined by the Board of Directors.

As of December 31, 2005 and 2004, 150,000 shares of the common stock have been issued and are outstanding. In addition, the Company will, in all likelihood, issue a substantial number of additional shares in connection with a merger, acquisition or business combination. To the extent that additional shares of common stock are issued, dilution to the interest of the Company’s current stockholders will occur.

See Note 1 for additional information on Stockholders’ Equity (Deficit).

NOTE 4 - INCOME TAXES

During the year ended December 31, 2003 the Company received other income which resulted in net income of $12,627. The Company had a net operating loss carryforward from inception of $19,847 available to offset the taxable income.

The Company has a federal net operating loss carryforward of $8,002 and $7,617 as of December 31, 2005 and 2004, respectively, available to offset taxable income through the years 2025.

WENTWORTH II, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 4 - INCOME TAXES (continued)

The Company recorded a deferred income tax asset, for the tax effect of net operating loss carryforwards, of $1,200 against which the Company has recorded a full valuation allowance in recognition of the uncertainty regarding the ultimate amount of income tax benefits to be derived. The change in the valuation allowance for the years ended December 31, 2005 and December 31, 2004 was $58 and $60, respectively.

December 31,
2005

Net operating loss carryforward	$1,200
Valuation allowance	(1,200)

$-

The difference between income taxes computed at the statutory federal rate of 15% and the provision for income taxes relates to the following:

	Percent of Pretax Amount

Provision at federal statutory rate	15%
Increase in valuation allowance	(15%	)
	0%

NOTE 5 - RELATED PARTY TRANSACTIONS

During 2002, the Company borrowed a total of $1,000 from its president. The amount loaned plus accrued interest of $35, is due and payable upon the approval of a Wentworth II, Inc. merger or acquisition by both the Securities and Exchange Commission and the Wentworth I, Inc. shareholders.

PART III

ITEM 1. INDEX TO EXHIBITS.

Exhibit
Number Description

*3.1	Certificate of Incorporation.
*3.2	By-Laws.

*	Incorporated herein by reference to the exhibits of the Company's Registration Statement on Form SB-2, filed with the Securities and Exchange Commission on December 12, 2001.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2006	WENTWORTH II, INC.

	By:	/s/ Kevin R. Keating
Name: Kevin R. Keating
Title: President